Exhibit 99.2

Please Mark Here for Address Change or Comments

SEE REVERSE SIDE

Please mark your votes as indicated in this example	X

1. To approve an increase in the	FOR	AGAINST	ABSTAIN	2.	To re-elect the following Directors:
limit of the Directors’ fees as set out in the Bye-laws of the Company from US$250,000 to US$506,850 for the financial year 2007 (Directors’ fees paid for FY 2006:US$318,082).	☐	☐	☐		Nominees: 01 Mr Teo Tong Kooi 02 Mr Gao Jia Lin 03 Mr Kwek Leng Peck 04 Mr Gan Khai Choon	05 Mr Ho Tuck Chuen 06 Mr Tan Aik-Leang 07 Mr Neo Poh Kiat 08 Mr Matthew Richards	09 Mr Yan Ping 10 Mr Zhang Shi Yong	FOR ALL ☐	WITHHELD FOR ALL ☐

					Withheld for the nominees you list below: (Write that nominee’s name in the space provided below.)

3. To authorize the Board of Directors to appoint Directors to fill any vacancies on the Board.	FOR ☐	AGAINST ☐	ABSTAIN ☐
	FOR	AGAINST	ABSTAIN
4. To re-appoint Messrs KPMG Singapore as independent auditors of the Company and to authorize the Audit Committee to fix their remuneration.	☐	☐	☐

Signature	Signature	Date

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

   FOLD AND DETACH HERE

Name of Proxy	Address	Passport Number	Proportion of Shareholdings (%)

and/or (delete appropriate)

IMPORTANT – Please read the notes below before completing this form.
1.
You may appoint a proxy of your choice who need not be a shareholder of the Company by inserting the proxy’s name on this proxy form in the space provided. If you do not enter a name in the space provided, the Chairman or such other person as he may designate will be authorized to act as your proxy.

2.
A shareholder is entitled to appoint no more than two proxies to attend and vote in his stead. Where a shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

3.
The Company shall be entitled to reject a proxy form which is incomplete, improperly completed, illegible or where the true intentions of the appointer are not ascertainable from the instruction of the appointer specified on the proxy form.

4.	In the case of a corporation, this proxy must be executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign.

5.
To be valid, this proxy and the power of attorney to other authority (if any) under which it is signed, must be lodged with BNY Mellon Shareowner Services at POB 3862, S Hackensack NJ 07606 (for US Holders) or POB 3865, S Hackensack NJ 07606 (for Foreign Holders) not less than 48 hours before the time appointed for the meeting, that is no later than 1 a.m. on Tuesday, February 12, 2008 (New York time).

6.
In the case of joint holders of any share, this proxy may be signed by any one of such joint holders. At the meeting, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

7.
The holder of the Special Share of the Company has the exclusive right to vote for the appointment and election of six Directors. Furthermore, no resolution of shareholders may be passed without the affirmative vote of the Special Share.

8.	Only shareholders of record at the close of business on 17 January, 2008 (New York time) shall be entitled to receive notice of and to attend and vote at the Annual General Meeting.

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CHINA YUCHAI INTERNATIONAL LIMITED
PROXY
     I/We being (a) shareholder(s) of China Yuchai International Limited (the “Company”), hereby appoint the person(s) named on the reverse side or failing him/her, the Chairman of the Meeting or such other person as he may designate as my/our proxy(ies) to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at Hotel Nikko, 72 Mody Road, Tsimshatsui East, Kowloon, Hong Kong on Thursday, 14 February, 2008 at 2:00 p.m. (Hong Kong time), and at any adjournment thereof.
(Continued and to be marked, dated and signed, on the other side)

Address Change/Comments (Mark the corresponding box on the reverse side)

   FOLD AND DETACH HERE
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